SCHEDULE A

ZACKS TRUST

Date: April 13, 2026

The following series of Zacks Trust are subject to this Plan, at the fee rates specified:

Fund	Fee (as a Percentage of Average Daily Net Assets of the Fund)*
Zacks Earning Consistent Portfolio ETF	0.25%
Zacks Small/Mid Cap ETF	0.25%
Zacks Focus Growth ETF	0.25%
Zacks Quality International ETF	0.25%
Zacks Income ETF	0.25%
Zacks Preferred Income ETF	0.25%

* The determination of daily net assets shall be made at the close of business each day throughout the month and computed in the manner specified in the then current Prospectus for the determination of the net asset value of Creation Units. Plan payments shall be made within ten (10) days of the end of each calendar month unless otherwise agreed by the parties and approved or ratified by the Trustees.

Acknowledged and Approved by: Zacks Trust:

By: /s/ Mitch Zacks

Mitch Zacks President